Mail Stop 4561

July 17, 2009

Katy Murray
Chief Financial Officer
Taleo Corporation
4140 Dublin Boulevard
Suite 400
Dublin, California 94568

Re: Taleo Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 30, 2009
File No. 000-51299

Dear Ms. Murray:

We have reviewed your response letter dated June 25, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 5, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Report on Internal Control Over Financial Reporting, page 56

1.   We note your response to prior comment number 1 and it remains unclear to us how you were able to conclude that your internal controls over financial reporting (ICFR) were effective as of December 31, 2008. Please address the following in your response:

   • Please explain to us how you considered the fact that you had not been contemporaneously maintaining a fair value analysis during the relevant periods. In this regard, it is unclear to us how you had previously concluded that you had objective evidence of fair value considering that this analysis had not previously been performed and was not completed until after December 31, 2008.

- Please explain to us, in greater detail, how you concluded that your ICFR was effective considering that you concluded, after December 31, 2008, that you did not have sufficient objective evidence to establish fair value of your application services. Please explain how you considered Exchange Act Rule 13a-15(c), which indicates that your evaluation of ICFR should be "as of" the end of the fiscal year. We note that your response to prior comment number 2 refers to Auditing Standard No. 5, however; it is unclear to us how this auditing standard, which appears to address the timing of audit testwork, supports your view that that a conclusion on the effectiveness of your ICFR can be made after the "as of" date.

Item 9A. Controls and Procedures

Evaluation of Disclosures Controls and Procedures, page 104

2.   Your response to prior comment number 2 indicates that you believe that the delay in filing your 2008 Form 10-K and the ultimate determination to restate prior periods does not preclude you from making a determination that your disclosure controls and procedures were effective as of December 31, 2008. Please explain to us how you considered the definition of disclosure controls and procedures provided in Exchange Act Rule 13a-15(e), which indicates that effective controls and procedures ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In this respect, tell us how you were able to conclude that your disclosure controls and procedures were effective as of December 31, 2008 when your Form 10-K was not filed within the prescribed time periods.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Mark P. Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief